December 17, 2018

Mark Currie
President
Cyclerion Therapeutics, Inc.
301 Binney Street
Cambridge, MA 02142

       Re: Cyclerion Therapeutics, Inc.
           Amendment No. 1 to Draft Registration Statement on Form 10 Submitted on December 6, 2018
           CIK 0001755237

Dear Dr. Currie:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 10 submitted December 6, 2018

Exhibit 99.1
Information Statement Summary
Cyclerion
Overview, page 12

1. We note your response to comment 5 and your disclosure that you intend to out license praliciguat to a "leader in cardiometabolic diseases." Please revise your disclosure to remove the implication that you have a prospective agreement with a licensee or collaboration partner for this product candidate. Alternatively, please tell us the basis for this statement.
 Mark Currie
Cyclerion Therapeutics, Inc.
December 17, 2018
Page 2
Unaudited Pro Forma Combined Financial Statements
Notes to Unaudited Pro Forma Combined Financial Data, page 65

2. Regarding pro forma adjustment (C), you include the shares to be issued in the intended private placement in determining the number of Cyclerion shares of common stock used to compute basic earnings per share. Please tell us how you determined that the private placement is factually supportable and directly attributable to the separation transaction.
      Please also tell us how you determined that it was appropriate to include these shares in your pro forma EPS calculation given that the proceeds from the issuance of these shares are not reflected as an adjustment in your pro forma Statement of Operations.
Business
Praliciguat for Cardiometabolic Diseases
Our Solution, page 96

3. We note your response to comment 8 and your disclosure that results of your Phase 2a study of praliciguat suggested that patients had improvements in insulin sensitivity and in endothelial function. Please revise your disclosure to remove the implication that treatment with praliciguat resulted in the measurements cited. You may describe any objective observations from the trials without indicating that praliciguat is responsible for these observations.
       You may contact Sasha Parikh at 202-551-3627 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                             Sincerely,
FirstName LastNameMark Currie
                                                             Division of
Corporation Finance
Comapany NameCyclerion Therapeutics, Inc.
                                                             Office of
Healthcare & Insurance
December 17, 2018 Page 2
cc:       Will Michener, Esq.
FirstName LastName